CADISCOR RESOURCES INC.

TIOMIN RESOURCES INC.

News Release (TSX: TIO) (TSX-V: CAO)

CADISCOR RESOURCES INC. AND TIOMIN RESOURCES INC. ANNOUNCE BUSINESS COMBINATION

TORONTO – February 10, 2009: Cadiscor Resources Inc. (TSX-V: CAO) ('Cadiscor') and **Tiomin Resources Inc. (TSX: TIO) ('Tiomin')** announce that they have agreed to a transaction whereby Cadiscor and Tiomin will combine to form a new company ('Newco'). Existing Tiomin and Cadiscor shareholders will own approximately 53% and 47% of Newco respectively. In addition, Tiomin has agreed to lend Cadiscor Cdn.$7.5 million, via a debt facility, to finance the immediate refurbishment and subsequent restart of the Sleeping Giant mine.

Under the proposed terms of the transaction, Tiomin will consolidate its currently outstanding 480.8 million common shares ten-for-one and then combine with Cadiscor, which has 43.3 million common shares outstanding, on a one-for-one basis. Post-transaction, Newco, which will be named Cadiscor, will have approximately 91.4 million shares outstanding.

Tiomin and Cadiscor have agreed not to solicit alternative transactions to the proposed transaction and have agreed to pay a break fee of Cdn$1.0 million in certain circumstances.

Completion of the transaction is subject to the completion of definitive documentation and due diligence reviews and to regulatory, stock exchange, corporate and shareholder approval.

Michel Bouchard, President and Chief Executive Officer of Cadiscor, stated: "We believe this transaction will greatly improve our financial strength allowing Cadiscor to fast-track the resumption of gold production at the Sleeping Giant mine in northern Quebec in 2009. This business combination will diversify our asset base with a diversified portfolio of copper-gold assets which includes Cadiscor's Discovery Project and other highly prospective gold exploration properties in Quebec, a 49% contributing interest in the Pukaqaqa copper-gold deposit in Peru, a 100% interest in the Kwale titanium mineral sands project in Kenya and a 17.2% interest in Kivu Gold Corp, which owns an extensive portfolio of gold exploration properties in sub-Saharan Africa. Newco plans to pursue an aggressive growth strategy around its core gold-producing asset, the Sleeping Giant mine".

Robert Jackson, President and Chief Executive Officer of Tiomin, said: "This accretive merger benefits the shareholders of both companies, creating a well-capitalized platform on which to build the next intermediate gold producer. Newco has near-term, profitable gold production, a strong project pipeline, a solid balance sheet and an experienced team of operating managers and directors. Cadiscor's NI 43-101 technical report on the Sleeping

Giant mine, dated September 23, 2008, stated that current mineral reserves could generate a profit of $16 million in the first 16 months of operation at a gold price of Cdn.$850/oz and an annual production rate of 52,000 oz/year. The current gold price is Cdn.$1,100/oz and the increased revenue largely flows to the bottom line. We are evaluating deepening the 1,000m deep shaft by 300m to access additional resources, which have historically occurred at about 1,000 oz per vertical meter. Sleeping Giant has operated for 20 years and produced about one million ounces of gold with approximately the same resources in hand as the mine has today. This strong new company will be well positioned to leverage continued strength in the price of gold in 2009 and we strongly encourage our shareholders to support the transaction".

JC Potvin, is a director and Chairman of Tiomin and a director of Cadiscor and as such Mr. Potvin excused himself from the voting to approve this proposed transaction by each of the boards of directors of Tiomin and Cadiscor .

Highlights of the transaction

Upon completion of the transaction, Newco will have:

- Approximately $15-million in cash and cash equivalents;
- Annual production of approximately 50,000 oz/year of gold when production restarts at the Sleeping Giant Mine in Q3 2009;
- Future potential production growth of 44,000 oz/year at the Discovery Project, based on the NI 43-101 compliant Scoping Study filed on September 29, 2008;
- Cadiscor 's previously disclosed gold reserves and resources at Sleeping Giant and the Discovery Project;
- Tiomin's previously disclosed resources in Kenya, where Jinchuan Group Limited is in advanced discussions to finance and develop the Kwale project, and Peru;
- Promising gold and base metal exploration potential at the Dormex and Flordin gold projects in Quebec and through Tiomin's copper and gold properties in Peru and Africa;
- Management and Board of Directors with experience in operating, developing and financing international mining companies;
- Strategic regional positioning of the Sleeping Giant mine and mill;
- Exposure to the expected consolidation in the gold industry; and
- Exposure to international exploration potential.

Management and Board of Directors of Newco

The board of directors of Newco will comprise three representatives of Cadiscor and four representatives of Tiomin. Mr. Jean-Charles Potvin will be appointed as Chairman of the Board and Mr. Michel Bouchard will be President and Chief Executive Officer. Mr. Robert Jackson will be Vice President, Corporate Development.

Update on Freegold Ventures Limited

Separately, Tiomin announces that Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) has defaulted on the debt repayment to Tiomin of US$2.0 million due February 10, 2009. Tiomin is reviewing its legal response.

To find out more about Cadiscor Resources Inc., please visit the company website at www.cadiscor.com.

For further information on Cadiscor please contact:

Michel Bouchard, President
Email : mbouchard@cadiscor.com
Phone : 450-449-0066 / 1-877-440-0066

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:

Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

END